Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185676

TRILINC GLOBAL IMPACT FUND, LLC

SUPPLEMENT NO. 2 DATED JUNE 30, 2014

TO THE PROSPECTUS DATED APRIL 15, 2014

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of TriLinc Global Impact Fund, LLC (the “Company”), dated April 15, 2014, as supplemented by Prospectus Supplement No. 1, dated May 19, 2014 (the “Prospectus”).

The purposes of this Supplement are as follows:

A. To provide information regarding our public offering;

B. To provide information regarding distributions declared; and

C. To update the section of the Prospectus titled “Business.”

A. Status of Our Public Offering

As of June 27, 2014, we had raised gross proceeds of approximately $32.1 million from the sale of approximately 3.4 million units of our limited liability company interest, including units issued pursuant to our distribution reinvestment plan

B. Declaration of Distributions

On June 24, 2014, with the authorization of our board of managers, we declared distributions for all classes of units for the period from June 1 through June 31, 2014. These distributions will be calculated based on unitholders of record for each day in an amount equal to $0.00197808 per unit per day (less the distribution fee with respect to Class C units. On or before July 3, 2014, these distributions will be paid in cash or reinvested in the Company’s units, for those investors participating in the Company’s unit reinvestment plan. Some or all of the Company’s distributions have been and may continue to be paid from sources other than cash flow from operations, such as capital contributions from the Sponsor, cash resulting from a waiver or deferral of fees, and/or proceeds from this offering.

C. Update to the Section Titled “Business”

The following information updates and supplements the “Business — Investments” section of the Prospectus to provide information regarding our recent investment:

On June 3, 2014, we funded $4.0 million as part of a $5.0 million revolving facility at 11.98% interest rate to an Argentine company, which produces and processes meat products for domestic consumption and export. The one year facility is secured by certain purchase contracts. Founded in the late 1950’s by a group of Argentine ranchers to establish a regional beef packing plant, the borrower offers ranchers technical assistance in cattle health and nutrition, organic beef production and land management. It adheres to international quality and safety meat processing standards and incorporates energy savings, waste reduction and water conservation practices into its operations. The borrower anticipates that the financing will allow it to create new jobs and support the country’s economic development through increased exports, largely to European buyers.